EXHIBIT 12.1
EXPRESS SCRIPTS, INC.
Calculation of Ratio of Earnings to Fixed Charges
(Dollar amounts in millions)

	Three Months Ended
	March 31,		Year Ended December 31,
	2011	2010	2010	2009	2008	2007	2006
Income from continuing operations before income taxes	$513.1	$413.6	$1,908.7	$1,308.4	$1,207.4	$940.2	$738.3
Add:
Undistributed loss from joint venture	—	—	—	—	0.3	1.3	1.6
Interest expense	39.7	42.8	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	2.3	3.1	13.4	9.3	9.6	9.8	8.4
Income as adjusted	$555.1	$459.5	$2,089.2	$1,512.1	$1,294.9	$1,059.7	$844.0
Fixed charges:
Interest expense	39.7	42.8	167.1	194.4	77.6	108.4	95.7
Estimated interest component of rental expense	2.3	3.1	13.4	9.3	9.6	9.8	8.4
Total fixed charges	$42.0	$45.9	$180.5	$203.7	$87.2	$118.2	$104.1

Ratio of Earnings to Fixed Charges	13.2	10.0	11.6	7.4	14.8	9.0	8.1
Note: Interest component of rental expense estimated to be 1/3 of rental expense, which management believes represents a reasonable approximation of the interest factor.

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